MEDIA RELEASE

Pacific Internet Announces Plan for WiMax Rollout in The Philippines

Singapore, 11 April 2007 – Pacific Internet Ltd., the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region, today announced a major investment and expansion plan for Pacific Internet Philippines (PI PH). PI PH will invest over US$12 million in building a wireless broadband infrastructure, initially in the Greater Metro-Manila area.

This will be the first rollout of a WiMax infrastructure in the Philippines. The plan includes multiple wireless technologies to support its core business; leased lines and broadband Internet access and other IP-based services mainly for corporate customers. PI PH has recently been assigned the 15MHz spectrum in the 2.5 — 2.7 GHz band, suitable for Broadband Wireless Access for business customers and professionals.

Managing Director of PI PH, Ms Jojie Yap, said, “We are especially delighted to have been assigned the BWA spectrum, as this will allow us to expand our range of services to both corporate and individual customers. By owning our infrastructure we can achieve lower cost of sales and better margins. Pacific Internet Philippines looks forward to strengthening its position among the leading Internet service providers in the Philippines and offering the widest choice of broadband services, as well as more value-added IP services.”

PI PH recently launched PacNet Vocal, a VOIP service, which, among other features, provides un-metered calls between the subscribers, wherever they may be located.

The infrastructure expansion will make PI PH an important component in PacNet’s regional strategy, by providing the means to extend corporate networks from the other PacNet countries into the Philippines, while having full end-to-end control over the service delivery and quality. PI PH will also be able to strengthen its brand name and market positioning by owning its infrastructure down to the last mile.

Ms Yap added, “Customer satisfaction has always been our company’s driving force and we continue to listen to the pulse of the market in all the initiatives that we have laid out for the forthcoming years. Our company is one of the pioneers in the Philippine ISP industry, and we shall continue to bring exciting developments to meet the market’s increasing demand for more choices and better alternatives.”

Mr. Phey Teck-Moh, President and Chief Executive Officer, Pacific Internet Limited said, “We are delighted that PI PH is set to be the first to rollout WiMax there. This expansion is in line with Pacific Internet’s five-year business plan announced in 2006, to transform Pacific Internet into an IP-based Communications and Solutions Provider.”

PI PH secured its Congressional Telecommunications Franchise in 2001, and its wireless operating license in 2005.

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About Pacific Internet Philippines
Primeworld Digital Systems, Inc. (PDSI) is an affiliate of Pacific Internet Ltd., the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. PDSI holds a telecommunications franchise and licenses for wireless broadband, VOIP and other telecommunication services from the National Telecommunications Commission. It operates under the business name – Pacific Internet Philippines.

Our vision is to be the leading Business Communications Service Provider, recognized for delivering value and quality solutions beyond customer expectations. We will do this by offering IP Services to extend the value of our core offering, using converged IP services, regional connectivity and IP-based communications solutions.

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Media Contact
Bernard Ho
Group Corporate Communications
Pacific Internet Limited
DID: +65 6771 0433 Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg

Investor Relations
Mervin Wang
Pacific Internet Limited
DID: +65 6771 0780 Mobile: +65 9798 6077
Email: investor@pacific.net.sg

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.